Premier Indemnity Holding Company

3001 N Rocky Point Dr, Ste 200

Tampa, FL 33607

813-286-6194

February 13, 2007

BY EDGAR AND

FACSIMILE (202) 772-9205

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Ms. Sonia Barros

Re:	Premier Indemnity Holding Company
Post-effective Amendment No. 3 to Registration Statement on Form SB-2
Filed on February 13, 2007

                              File Number 333-132482

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Premier Indemnity Holding Company (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 11:00 a.m. on February 14, 2007, or as soon as practicable thereafter. In connection with such request, the undersigned, being the sole officers and directors of the Company, hereby acknowledge the following:

1.           Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, tel. (516) 887-8200, fax (516) 887-8250. Thank you for your attention to this matter.

Very truly yours,

Signature:	/s/ Stephen L. Rohde
Name:	Stephen L. Rohde
Title:	President, Treasurer, Chief
Executive Officer, and Director

Signature:	/s/ Philip R. Hardy
Name:	Philip R. Hardy
Title:	Chairman of the Board and Director

Signature:	/s/ Joseph J. Pingatore
Name:	Joseph J. Pingatore, Esq.
Title:	Secretary and Director

Signature:	/s/ Richard V. Atkinson
Name:	Richard V. Atkinson
Title:	Director

Signature:	/s/ Gregg Barrett
Name:	Gregg Barrett
Title:	Assistant Secretary and Director

Signature:	/s/ William N. Majerus
Name:	William N. Majerus, Esq.
Title:	Director